KDS

Member American Institute
of Certified Public Accountants

KURT D. SALIGER
Certified Public Accountant

Member Nevada Society
of Certified Public Accountants

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

We were previously the principal accountants for Modern MFG Services, Inc. (formerly, MPEG Super Site, Inc.) We reported on the financial statements of Modern MFG Services, Inc. as of June 30, 2001 and as of June 30, 2000, for the fiscal years ended June 30, 2001 and June 30, 2000. On October 01, 2002, our appointment as principal accountants was terminated. We have read Modern MFG Services, Inc.'s statements included under Item 4 of its Report on Form 8-K dated October 2, 2002, and we agree with such statements.

October 01, 2002

\S\ Kurt D. Saliger, C.P.A.
Kurt D. Saliger C.P.A.

1601 South Rainbow Blvd. • Suite 220B • Las Vegas, Nevada 89146
Phone: (702) 367-1988 Fax: (702) 948-8674